Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For September 6, 2006

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

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6 September 2006

ANNOUNCEMENT OF INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2006

FINANCIAL HIGHLIGHTS

		2006 H1	2005 H1

•	Volumes(1)	85.5bn	82.1bn	up 4.1%

•	Total sales	£4,028m	£3,946m	up 2.1%

•	Net sales(2)	£1,312m	£1,248m	up 5.1%

•	EBITA(3)	£323m	£314m	up 2.6%

•	PBTA(4)	£275m	£263m	up 4.0%

•	Profit before tax	£259m	£225m	up 14.7%

•	Adjusted earnings per share(5)	30.1p	29.2p	up 3.3%

•	Basic earnings per share(6)	28.2p	24.3p	up 16.2%

•	Interim dividend	11.2p	10.6p	up 5.7%

1.	Volumes exclude German singles. Including the sales of singles, total volumes grew 4.8% to 86.9bn (2005 H1: 82.8bn).
2.	Total sales less duty paid by Group companies.
3.	Total profit from operations before amortisation of intangible assets of £10m (2005 H1: £9m) and net exceptional charges of £6m (2005 H1: £29m).
4.	Profit before tax, amortisation of intangible assets and exceptional charges.
5.	Adjusted: before amortisation of intangible assets and exceptional charges (net of tax).
6.	Basic: includes amortisation of intangible assets and exceptional charges (net of tax).

Commenting on the results, Nigel Northridge, chief executive, said:

“I am pleased with these results which demonstrate the effectiveness of Gallaher’s international expansion. We have delivered organic growth in the first six months despite significant challenges in some of our European markets. Our expectations for the full year remain unchanged.”

Enquiries:

Claire Jenkins – director, investor relations	Tel: 01932 372000

Anthony Cardew – Cardew Group	Tel: 020 7930 0777

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PERFORMANCE HIGHLIGHTS

•	Continued international expansion and development of a balanced portfolio of brands across mature and emerging markets – with market share gains in a number of European and CIS markets – delivered good organic growth in the period.

•	Group cigarette volume sales were up 4.1% to 85.5bn, with strategic brands’ volume growth of 11.2% to 43.2bn.

•	UK operating environment was in line with expectations, and UK total cigarette market share increased to 38.6%. The Group maintained its lead of the high-margin premium cigarette and cigar markets, and increased its share of the growing value cigarette and handrolling tobacco markets. UK EBITA grew to £151m (2005 H1: £149m).

•	Performance from European operations was robust in spite of challenging conditions. Gallaher continued to expand across central and eastern Europe. Total Europe EBITA was up 3.2% to £132m (2005 H1: £127m).

•	Higher CIS volume sales, price increases and continued sales mix improvements led to CIS EBITA growth of 51.7% to £35m (2005 H1: £23m), in spite of a significant increase in investment behind brands and sales forces.

•	Strong cigarette volume growth in Taiwan, Guinea, South Africa and Lithuania were more than offset by the phasing of trade sales, particularly in Sweden, increased investment and difficult trading conditions in Poland in the Rest of World division. Rest of World EBITA was £5m (2005 H1: £15m).

•	Gallaher increased overall cigarette manufacturing productivity by 6.1%, and reduced real term unit costs by 4.8%.

•	In January 2006, the Group acquired CITA for a total provisional consideration of £78m.

•	The board has declared an interim dividend of 11.2p per ordinary share (44.8p per ADS) – an increase of 5.7% over the 2005 interim dividend.

•	Current trading and full year outlook remain in line with expectations.

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OPERATING AND FINANCIAL REVIEW

Group

Gallaher made good progress in the first half of the year, in spite of challenging conditions created by additional taxation and increased price competition in some European markets. The Group continues to successfully expand and develop a balanced portfolio of interests across mature and emerging markets. The successful execution of the Group’s strategy – to maximise cash flow from key EU markets to fund international expansion through exports, investing ‘on the ground’ and joint ventures and alliances – ensured that Gallaher delivered good organic growth in the period. These results reflect both the cost of investments in new opportunities and the benefit of returns from investments in previous years.

Gallaher grew 2006 H1 cigarette volumes by 4.1% to 85.5bn (2005 H1: 82.1bn). Including the sales of singles in Germany, the Group’s volumes grew 4.8% to 86.9bn (2005 H1: 82.8bn). After adjusting for the additional volume arising from the CITA acquisition, underlying Group cigarette volume sales reduced to 81.4bn (2005 H1: 82.1bn), as a result of the phasing of trade sales. Gallaher increased sales in some of its longer established markets, and made good progress in a selection of its newer export markets and its more recent ‘on the ground’ investments. These strong performances were partly offset by the adverse conditions in some European markets.

Gallaher grew its strategic cigarette brands’ volume sales by 11.2%. These brands – Benson & Hedges, Silk Cut, Sobranie, Sovereign, Memphis, Mayfair, LD and Ronson– generated sales of 43.2bn (2005 H1: 38.8bn) cigarettes, accounting for 50.5% of the Group’s total volume sales (2005 H1: 47.3%).

In January 2006, the Group acquired 100% of Cita Tabacos de Canarias SL, its group and related companies (“CITA”) for a total provisional consideration of £78m. In light of the challenging conditions in Spain, management has revised its expectations for the acquired business, and expects CITA’s original return targets to be delayed until 2008. In the first half of 2006 – before any benefits from restructuring – CITA reported a small EBITA loss, but is expected to move into profit in the second half.

Total sales for 2006 H1 increased 2.1% to £4,028m (2005 H1: £3,946m) while sales excluding duty (“net sales”) grew 5.1% to £1,312m (2005 H1: £1,248m), primarily reflecting the effects of the CITA acquisition.

Gallaher increased earnings before interest, tax, intangible asset amortisation and exceptional charges (“EBITA”) by 2.6% to £323m (2005 H1: £314m). This growth was achieved at the same time as the Group further increased its total selling and marketing investment. Total tobacco EBITA grew 2.1% to £291m (2005 H1: £284m), while EBITA from the European distribution businesses grew 7.0% to £32m (2005 H1: £30m). Excluding the impact of acquisitions (CITA and the incremental contributions from the acquisition of trademarks in Cyprus and Malta in April 2005), total EBITA grew by 3.2%.

The Group grew profit before tax, amortisation of intangible assets and exceptional charges (“PBTA”) by 4.0% to £275m (2005 H1: £263m).

Profit before tax was £259m (2005 H1: £225m). The positive impacts of trading improvements and lower net finance costs were aided further through lower net exceptional charges of £6m (2005 H1: £29m).

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Gallaher increased adjusted earnings per share by 3.3% to 30.1p (2005 H1: 29.2p). After deducting intangible asset amortisation and exceptional charges (net of tax), basic earnings per share was 28.2p (2005 H1: 24.3p).

Management believes that reporting results before amortisation and exceptional charges (EBITA, PBTA and adjusted earnings per share) provides helpful information about the Group’s underlying business performance for the period under review. EBITA and adjusted earnings per share are key performance indicators used by management to monitor the business.

The board has declared an interim dividend of 11.2p per ordinary share, an increase of 5.7% over the 2005 interim dividend of 10.6p. This dividend will be paid on 22 November 2006, to all shareholders on the register at close of business on 22 September 2006. For ADS holders, The Bank of New York will convert the 44.8p ADS dividend into US dollars, and distribute it to ADS holders on 30 November 2006.

Exceptional charges

Since 2003, Gallaher has been restructuring several elements of its European operations, distribution and administration functions. In addition, the former Dublin factory site was sold and restructuring was announced within its German vending subsidiary, ATG. By the end of 2005, exceptional charges of £91m had been included in the Group’s results.

In May 2006, Gallaher announced that, following the acquisition of CITA, there would be some additional exceptional charges as the business is integrated into the existing Gallaher operations.

Additional net exceptional charges of £6m have been recorded in the six months ended 30 June 2006. These charges reflect restructuring costs associated with the announced programmes, net of gains on disposals of former factory and depot sites in Austria and provisional negative goodwill arising on the acquisition of CITA (see page 18).

Total exceptional charges are expected to be around £100m. Gallaher expects the restructuring programmes to deliver annualised savings of at least £30m by the end of 2007.

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Segmental review

	Cigarette volume(1)	Total sales	Net sales	EBITA(2)	Total profit from operations(3)	EBITA margin(4)
	(bn)	(£m)	(£m)	(£m)	(£m)	(%)

UK
Change (%)	-3.9	-0.2	+2.8	+1.4	+9.8	n/a
2006 H1	9.1	1,754	281	151	145	53.7
2005 H1	9.4	1,758	273	149	132	54.5

Europe: tobacco(5)
Change (%)	+12.5	+4.9	+26.6	+2.1	+19.3	n/a
2006 H1	23.9	948	276	100	96	31.8
2005 H1	21.3	903	218	97	81	37.3

Europe: distribution
Change (%)	n/a	-0.6	-5.2	+7.0	+17.4	n/a
2006 H1	n/a	944	511	32	30	6.3
2005 H1	n/a	950	539	30	25	5.6

Europe : total
Change (%)	+12.5	+2.1	+4.0	+3.2	+18.8	n/a
2006 H1	23.9	1,892	787	132	126	16.7
2005 H1	21.3	1,853	757	127	106	16.8

CIS
Change (%)	+4.0	+18.7	+17.6	+51.8	+51.7	n/a
2006 H1	46.0	250	184	35	35	19.2
2005 H1	44.3	211	157	23	23	14.9

RoW
Change (%)	-9.2	+5.7	-2.8	-66.8	-94.8	n/a
2006 H1	6.5	132	60	5	1	8.4
2005 H1	7.1	124	61	15	15	24.5

Tobacco: total(5)
Change (%)	+4.1	+2.9	+12.9	+2.1	+10.5	n/a
2006 H1	85.5	3,084	801	291	277	34.7
2005 H1	82.1	2,996	709	284	251	37.8

Group: total
Change (%)	+4.1	+2.1	+5.1	+2.6	+11.1	n/a
2006 H1	85.5	4,028	1,312	323	307	24.6
2005 H1	82.1	3,946	1,248	314	276	25.2

1.	Volumes exclude German singles. Including the sales of singles, Group cigarette volumes were 86.9bn (2005 H1: 82.8bn) and Europe volumes were 25.3bn (2005 H1: 22.0bn).

2.	Total profit from operations before amortisation of intangible assets and exceptional charges.

3.	After charging total amortisation of intangible assets of £10m (2005 H1: £9m) and total net exceptional charges of £6m (2005 H1: £29m).

4.	Total profit from operations before amortisation of intangible assets and exceptional charges expressed as a percentage of net sales.

5.	EBITA margin calculated after adding back inter-company sales to the distribution division of £36m (2005 H1: £43m) that are eliminated on consolidation.

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United Kingdom

Gallaher estimates that the total UK duty-paid cigarette market declined by around 4-5% during the first half of the year. Downtrading by consumers from higher-priced brands into the value sector continued in line with expectations.

Gallaher’s UK volume sales declined by 3.9% to 9.1bn cigarettes (2005 H1: 9.4bn). The Group’s cigarette market share (excluding distributed brands) increased to 38.6% (2005 H1: 38.5%).

On 26 March 2006, a smoking ban in public places came into force in Scotland. Monthly volumes just before and since the implementation of the ban have shown considerable fluctuations, influenced by factors such as de-stocking in the vending channel. Initial data from AC Nielsen indicates that the Scottish cigarette market was down by around an incremental 3-4% at the end of June and that the Scottish cigar market was down by around an incremental 5% in the period since the ban. It is too early to assess what the longer-term impact of the ban will be at this stage. There are plans to introduce similar bans in Northern Ireland, England and Wales during 2007.The Group expects that the proposals, if enacted, would have a moderately negative incremental impact on duty-paid market volumes. The Group remains strongly opposed to outright bans on smoking in public places as it continues to defend the consumer’s right to choose, with accommodation for both smokers and non-smokers alike.

UK sales remained broadly constant at £1,754m (2005 H1: £1,758m) largely reflecting the lower cigarette volume sales and downtrading, partially offset by price increases. UK net sales increased 2.8% to £281m (2005 H1: £273m).

UK EBITA increased to £151m (2005 H1: £149m) as the increase in net sales was partially offset by higher operating costs. This effect, combined with a slight mix change in favour of comparatively lower margin handrolling tobacco (“HRT”), contributed to a slightly weaker EBITA margin of 53.7% (2005 H1: 54.5%).

UK profit from operations was £145m (2005 H1: £132m) – the increase reflecting the improved trading and a lower UK exceptional charge in 2006 H1 of £4m (2005 H1: £15m).

–	Cigarette

The shares of cigarette market retail sales accounted for by each price sector in 2006 H1 were: value: 63.2% (2005 H1: 60.9%); mid-price: 8.3% (2005 H1: 9.2%); and, premium: 28.5% (2005 H1: 29.9%).

Gallaher’s value-for-money portfolio continues to perform strongly. The success of the innovative slide pack has assisted Benson & Hedges Silver in growing its share of the market to 2.4% (2005 H1: 1.9%). Since extending distribution into the convenience and independent channels in January 2006, Gallaher has grown Sterling’s total market share to 3.0% (2005 H1: 2.0%). These achievements, together with Mayfair, which increased its total market share to 13.6% (2005 H1: 13.0%), have contributed to the growth in the Group’s value-for-money portfolio such that Gallaher’s share of the value sector has increased to 36.5% (2004: 35.9%).

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Various brand initiatives, such as the introduction of Benson and Hedges Gold 14s and new packaging for Silk Cut, have helped reduce the rate of decline of the Group’s share of the premium sector. Silk Cut has shown a strong performance, growing its share of the premium sector to 19.6% (2005 H1: 19.3%). The Group’s leading share of the premium sector was 45.2% (2005 H1: 45.4%).

The Group’s sales profile by price sector continues to broadly track that of the market: value: 59.8% (2005 H1: 56.8%); mid-price: 6.9% (2005 H1: 8.0%); and, premium: 33.3% (2005 H1: 35.2%).

–	Cigar

The underlying UK cigar market is declining at a slower rate than previously (by around an estimated 4-5% in 2006 H1). Gallaher’s cigar volumes were down by 4.4% in the first half. The decline in the overall cigar market has been moderated by the growing (lower-margin) miniature cigar sector, which increased its share of the total market to 45.3% (2005 H1: 42.6%).

Gallaher maintained its overall lead of the UK cigar market with a share of 44.8% (2005 H1: 46.5%). The Group has grown its Hamlet miniatures total market share to 15.9% (2005 H1: 15.0%). This performance has been assisted by brands such as Hamlet Smooth, which has been the market’s fastest-growing cigar brand.

–	Tobacco

The UK HRT market grew by around an estimated 10% in 2006 H1.

Gallaher’s total HRT volume sales increased 19.2% in the first half of 2006, and the Group’s market share increased to 29.1% (2005 H1: 28.6%). Amber Leaf – the market’s fastest growing HRT brand – reached an all time high market share of 19.9% (2005 H1: 17.7%). The market share of the Old Holborn house declined to 7.1% (2005 H1: 7.8%). However, initiatives such as trial size packs drove an increase in sales of Old Holborn Yellow.

The small UK pipe tobacco market reduced by 5.7%. Gallaher continued to lead this market with 49.0% of consumer sales (2005 H1: 48.6%).

Europe

Gallaher’s European cigarette volume sales increased by 12.5% to 23.9bn (2005 H1: 21.3bn). Including the sales of singles in Germany, the division’s volumes grew 14.8% to 25.3bn (2005 H1: 22.0bn). Excluding the additional volume arising from the CITA acquisition, underlying European cigarette volume sales reduced to 19.8bn (2005 H1: 21.3bn). The decline in underlying cigarette sales is largely attributed to: lower volumes of German generic cigarette production (mainly related to the continued growth of singles until April 2006); a change in distribution arrangements in the Czech Republic; lower Austrian volumes; and, weak tourist volumes. These declines were partially offset by volume growth in some central and eastern European markets, Greece and the Republic of Ireland.

From the fourth quarter of 2005, some western European markets, notably Spain and Austria, experienced an increase in competitor activity in the value sectors, which led to an increase in downtrading. More recently, however, these markets have shown some signs of increasing stability.

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In spite of these challenging conditions, Gallaher’s European operations delivered a robust performance in 2006 H1, benefiting from price increases and lower operating costs (excluding the effect of the CITA acquisition). Total sales grew 2.1% to £1,892m (2005 H1: £1,853m) and net sales increased 4.0% to £787m (2005 H1: £757m), comprising: tobacco net sales – which increased 26.6%, primarily reflecting the effect of CITA – of £276m (2005 H1: £218m); and, distribution net sales – which declined 5.2% – of £511m (2005 H1: £539m).

Reflecting changes in the mix of earnings, EBITA increased 3.2% to £132m (2005 H1: £127m) of which £100m (2005 H1: £97m) arose from the tobacco operations and £32m (2005 H1: £30m) came from the distribution businesses.

In the tobacco operations, total market declines and the effects of increased competitor activity in certain markets were more than offset by price increases in other regions and developing businesses in newer markets. In particular, the Group gained through improved returns from its joint venture Reynolds-Gallaher International (“RGI”) and the success of its singles business in Germany, although the production of singles has been taxed as factory-made cigarettes from April 2006.

The tobacco operations EBITA margin – after adding back inter-company sales to the distribution businesses – was 31.8% (2005 H1: 37.3%). This margin reduction reflects the inclusion of operating losses attributable to the CITA acquisition. Price increases across most markets, together with the reduced volumes in the low margin German generics business, has mitigated the weaker mix arising from the downtrading in Spain and Austria.

The distribution operations EBITA margin was 6.3% (2005 H1: 5.6%). This improvement principally resulted from lower operating costs in the German vending business. In addition, Gallaher’s associate, Lekkerland, has delivered stronger results. In spite of the reduced pricing in Austria, earnings from the Austrian distribution business grew slightly, driven by favourable volumes.

Europe’s overall EBITA margin was broadly flat at 16.7% (2005 H1: 16.8%), reflecting the weighting of the tobacco and distribution businesses within the division’s results.

Europe profit from operations was £126m (2005 H1: £106m), reflecting the trading position noted above and a net exceptional credit of £2m (2005 H1: charge of £14m).

–	Tobacco

Gallaher has increased market share in a number of countries across the region, including: Greece, Bosnia-Herzegovina; Romania; Slovakia; Slovenia; and, Hungary.

Gallaher estimates that the underlying duty-paid Austrian cigarette market was broadly stable.

Gallaher believes that its leading market share (based on estimated total sales through all distribution channels) reduced to an estimated 37.5% (2005 H1: 40.6% / 2005 FY: 39.1%). During the first half of the year, competition in the value sector increased sharply, contributing to the Group’s reduced market share. The Group responded by lowering the price of Smart, which has seen its estimated market share grow to 5.5% (2005 H1: 2.0% / 2005 FY: 2.0%).

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The Austrian government implemented a minimum selling price on 15 May 2006, amounting to €3.25 per pack this year. Smart remains the clear leader of this new €3.25 price segment.

The total cigarette market in the Republic of Ireland showed a small increase of 0.5%. The Group maintained its lead of the cigarette market (excluding distributed brands) with a share of 49.3% (2005 H1: 49.3%), aided by the recent launch of Benson & Hedges Silver and underpinned by Benson & Hedges Gold, giving a combined house market share total of 21.6% (2005 H1: 20.6%). Excluding distributed brands, Gallaher’s share of the cigar market increased to 47.7% (2005 H1: 47.1%) and its share of the HRT market increased to 27.4% (2005 H1: 26.4%).

In Germany, the total duty-paid factory-made cigarette market continued to decline, albeit at a less severe rate, falling by 8.8%, due to heightened cross-border activity and the growth of singles. The tax advantage given to singles has now been removed, although, until the trade has fully de-stocked, they continue to remain available.

The private label cigarette sector’s share of the total market declined to 13.3% (2005 H1: 15.9%), mainly as a result of the growth of singles. Gallaher maintained its lead of the sector with a share of 50.5% (2005 H1: 50.5%). The Group’s branded cigarette market share increased moderately to 0.7% (2005 H1: 0.6%).

The French total duty-paid cigarette market increased by 2.9%. Gallaher’s share of the market was 2.8% (2005 H1: 2.9%).

In Italy, the total duty-paid cigarette market increased by 1.5% during the first half, reflecting a return to more stable conditions following the initial impact of the increased smoking restrictions introduced in January 2005. Competition in the value sector remains at a heightened level, although Gallaher’s market share has been broadly maintained at 3.8% (2005 H1: 3.9%). Old Holborn continued to raise its share of the growing tobacco market, reaching 12.9% of the market (2005 H1: 11.6%). Hamlet grew its share of the Italian cigar market to 4.3% (2005 H1: 2.7%), increasing its volume sales by 50.9%.

In Spain, the duty-paid market declined by 2.5% in the first half. Within the total market, domestic (American blend and dark tobacco) volumes declined 1.4%, and the small, higher-margin, virginia blend segment reduced by 21.6%. Trading conditions during early 2006 were particularly challenging, as from the fourth quarter of 2005 there were significant pricing reductions in the American blend segment, leading to intense price competition in the value sector. Domestic prices broadly stabilised following the introduction of a minimum tax at the end of February 2006, although there is now a selection of international brands competing in the value sector. Gallaher’s total market share (including CITA) was 5.5% (2005 H1: 6.1%), reflecting a reduction in market share of the Group’s domestic brands to 4.3% (2005: 4.6%) and the significant decline in the Group’s virginia blend sales. More recently, price competition in the virginia segment has intensified.

Driven by CITA’s brands, Gallaher increased its share of the declining Spanish cigar market to 11.6% (2005: 10.9%).

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In the Canary Islands and Portugal, Gallaher’s shares of the cigarette markets (including CITA) increased to 28.5% (2005 H1: 26.0%) and 3.4% (2005 H1: 2.9%) respectively, assisted by strong performances from the Coronas range.

In Greece, the total cigarette market declined by around 1%, and Gallaher’s cigarette volumes were up by 6.6%. The Group slightly increased its share of consumer sales to 4.1% (2005 H1: 4.0%) due to growth from La Femme underpinned by a resilient performance from Silk Cut. Gallaher estimates that the HRT market in Greece grew by around 11% in 2006. Old Holborn continued to grow its leading share of this growing tobacco market, reaching an estimated share of 45.4% (2005 H1: 41.6%) with volume sales up 24.4%.

Western European tourist volumes fell again in 2006 H1. Benelux sales declined by 24.1% and travel retail sales decreased by 2.6%.

Gallaher continued to perform well in central and eastern Europe, with market share gains in a number of countries.

In the Czech Republic, Gallaher’s share of consumer sales was 7.1% (2005 H1: 7.0%) underpinned by Ronson and LD, although volume sales were negatively impacted by a change in distribution arrangements. In Slovakia, the Group continues to be encouraged by the performance of Smart, which has resulted in Gallaher’s retail market share (as reported by AC Nielsen) reaching 4.2% (2005 H1: 1.6% / 2005 FY: 2.2%).

A good performance from Ronson has enabled Gallaher to capture a 2.3% (2005 H1: 0.5%) cigarette market share in Slovenia. In Hungary, the Group’s estimated share was 1.8% (2005 H1: 1.0%).

In Romania, Gallaher continues to grow, with cigarette volume sales (including duty-free) up by 25.6%. The Group’s share of the domestic market (excluding duty free) increased to 3.4% (2005 H1: 1.1%) in the first half, fuelled by the success of St George, Ronson and LD.

Following the successful launch of LD into Bosnia-Herzegovina during the first half, the Group has built an estimated cigarette market share of 7.3% (2005 H1: 2.5%).

Gallaher’s establishment of an on-shore manufacturing facility in Turkey is progressing in line with plan.

–	Distribution

Gallaher’s Austrian distribution business, TOBA, had a good performance in the first half of the year. While the Austrian market experienced increased competition in the value price sector, TOBA benefited from the higher sales that this increased competition stimulated. In addition, there was a weak comparator period in 2005 due to trade demand pulling sales into 2004.

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ATG – the German vending company in which Gallaher has a 63.9% holding – was affected by the cigarette market declines brought about by the growth of singles and heightened cross-border activity. These adverse market conditions were more than offset by the benefits of route optimisation and the ongoing depot rationalisation announced in 2005, and the outperformance of the branded cigarette sector (decline of 6.0%) versus the market (decline of 8.8%). Most of the machine park rationalisation announced in 2005, related to the new legislation (regarding restricted access) being introduced in 2007, will take place in the second half of 2006.

In spite of the lower German cigarette market, Lekkerland – the associate in which Gallaher has a 25.1% holding – delivered an increased return.

Commonwealth of Independent States

The Commonwealth of Independent States (“CIS”) generally is a region of strengthening economies where Gallaher’s strategy to exploit its strategic brand portfolio with an ongoing focus on lowest cost production and improved product mix continues to deliver profitable volume growth.

Gallaher’s CIS volume sales increased by 4.0% to 46.0bn cigarettes (2005 H1: 44.3bn), in spite of excise duty increases in both Russia and Kazakhstan and manufacturer price increases across the region.

The Group grew its strategic cigarette brands’ volume sales in the region by 25.8% to 20.5bn (2005: 16.3bn). LD increased its volume sales by 9.5%, Sovereign by 8.6% and Sobranie by 40.3%. After establishing itself as a key regional value proposition, Ronson delivered a robust performance with in-market sales growing to 2.7bn cigarettes.

CIS sales increased 18.7% to £250m (2005 H1: £211m), and net sales increased 17.6% to £184m (2005 H1: £157m), reflecting the increased volume sales, price increases and continued sales mix improvements.

CIS EBITA increased 51.8% to £35m (2005 H1: £23m), with the Group’s significant increase in investment behind its brands and sales forces partly offsetting the increase in net sales. CIS EBITA margin was 19.2% (2005 H1: 14.9%).

–	Russia

The shares of retail sales accounted for by each price sector were: higher-priced: 36.3% (2005 H1: 32.7%); intermediate-priced: 56.4% (2005 H1: 58.4%); and, lower-priced: 7.3% (2005 H1: 8.9%).

The Group grew its volume sales by 4.7% to 32.0bn cigarettes (2005 H1: 30.5bn). Although there was a slight fall in share of the total cigarette market to 16.9% (2005 H1: 17.0%), there were further product mix improvements as declines in lower-priced sector volume sales were more than offset by increases in volume sales from both the intermediate- and higher-priced sectors.

Reflecting the Group’s improvement in sales mix, Gallaher’s share of the intermediate-priced sector grew to 26.6% (2005 H1: 25.7%) and its share of the growing higher-priced sector remained stable at 4.1% (2005 H1: 4.1%).

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Mix improvements in the intermediate-priced sector have been boosted by another robust performance from LD, with its share of the market slightly ahead at 5.4% (2004: 5.3%).

Good progress from mid-price Glamour, a new super-slim cigarette launched at the end of last year, and the full national roll-out of mid-price Sobranie Red and Sobranie Blue this year have supported the Group’s position in the growing higher-priced sector (which includes the premium and mid-price segments). Within the premium segment, Gallaher increased its share to 4.8% (2005 H1: 4.6%).

Following a packaging redesign, the addition of a slims variant and the re-positioning to the value segment, Golden Deer, Shanghai Tobacco Group’s brand which Gallaher is producing under license, has delivered a good performance.

–	Kazakhstan

In Kazakhstan, the uptrading trend amongst consumers continues. The shares of retail sales accounted for by each price sector were: higher-priced: 40.5% (2005 H1: 34.9%); intermediate-priced: 51.4% (2005 H1: 53.7%); and, lower-priced: 8.1% (2005 H1: 11.4%).

The Group has taken price increases across most brands while growing its share of the total cigarette market to 37.2% (2005 H1: 36.9%). Sovereign has maintained its position as the leading brand in the market, with a share of 17.6% (2005 H1: 17.0%).

LD retained the number two position in the market even after the anticipated decline in its market share to 9.7% (2005 H1: 10.5%) as prices were raised. Higher-priced Sobranie increased its share to 4.2% (2005 H1: 3.0%) with volumes up 14.8% on last year, assisted by the successful launch of Sobranie Classic Slims in the third quarter of last year.

The Group’s export volumes to neighbouring countries – including Kyrgyzstan, Mongolia and Armenia – continued to grow with volumes of over 0.6bn cigarettes in the first half of the year. In Kyrgyzstan, Sovereign, LD and Novost assisted Gallaher in growing its volume sales in the market by 44.8%.

–	Ukraine

The overall cigarette market continued to benefit from improved product mix during the year. The shares of retail sales accounted for by each price sector were: higher-priced: 28.4% (2005 H1: 26.1%); intermediate-priced: 63.9% (2005 H1: 63.9%); and, lower-priced: 7.7% (2005 H1: 10.0%).

Gallaher grew its share of the total cigarette market in Ukraine to 16.6% (2005 H1: 16.1%). Ronson, launched in May 2005, delivered a very strong performance achieving a total market share of 2.4%.

Gallaher’s product mix has also improved, in particular aided by the successful launches of Glamour and Sobranie Red and Sobranie Blue in the mid-price segment.

Gallaher’s share of the higher-priced sector reached 2.3% (2005 H1: 1.6%) and its share of the intermediate-priced sector increased to 23.7% (2005 H1: 22.6%).

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Rest of World

In the Rest of World (“RoW”) division, the Group’s results have been adversely affected by the phasing of trade sales, particularly in Sweden, challenging trading conditions in Poland and increased sales and promotional investment. Gallaher has continued to enhance its presence in Asia Pacific, Africa and other Scandinavian and Baltic countries.

Gallaher achieved strong cigarette volume growth in Taiwan, Guinea, South Africa and Lithuania. However, these increases were more than offset by lower volumes in Sweden, Poland and Nigeria. In total, RoW volume sales were 6.5bn cigarettes (2005 H1: 7.1bn).

In Sweden, volumes reduced by 21.8%, with the phasing of trade sales ahead of January 2006 tax increases compounded by a lower underlying market. Poland volumes reduced by 20.3% following intense price competition during 2006 H1.

RoW sales grew 5.7% to £132m (2005 H1: £124m), and RoW net sales were broadly stable at £60m (2005 H1: £61m), in spite of increased sales incentives. These movements reflect the reduced volumes and a change in sales mix.

RoW EBITA decreased to £5m (2005 H1: £15m) and the EBITA margin decreased to 8.4% (2005 H1: 24.5%). This movement reflects the adverse trading in Sweden and Poland, coupled with incremental advertising and sales force investment, in particular in South Africa, Asia Pacific and Denmark. During the first half, Gallaher launched Silk Cut across Scandinavia and the Baltics, and in Poland.

RoW profit from operations was £1m (2005 H1: £15m) – the decrease reflecting the weaker trading shown above and a higher exceptional charge of £4m (2005 H1: nil).

–	Scandinavia and the Baltics

In Sweden, the underlying market for duty-paid cigarettes declined by around 4%. Actual trade sales, however, declined sharply in the first half of the year as a result of trade demand ahead of the January 2006 tax increases.

Gallaher maintained its leading position, with a market share (excluding distributed brands) of 37.2% (2005 H1: 39.4%), and took price increases across the portfolio. The reduction in market share was largely due to the continuing decline of the Group’s mature brands Blend and Right, although recently these brands have shown signs of stability.

The snus market in Sweden grew modestly. According to official customs data, Gallaher’s share of this growing market was 4.8% in 2006 H1 (2005 H1: 2.8% / 2005 H2: 4.2%). The Group took price increases across its full portfolio.

In Denmark, LD put in a good performance maintaining market share at 5.0% after taking a price increase in the first half of the year.

In Lithuania, based on the four months to April, Gallaher’s share of the total cigarette market has increased further to 16.4% (2005 H1: 11.2%) due to the success of St George. In Latvia, the Group grew its cigarette volume sales by 69.3%.

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–	Poland

In the first half of the year, the Polish market experienced significant price movements and duty absorption by competitors. Gallaher chose not to reduce prices and consequently experienced an anticipated decline in volumes. However, competitive conditions are beginning to show signs of improvement and the Group’s share of total industry shipments has begun to rise again (from 4.7% in January/February 2006), reaching 5.9% in May/June 2006 (2005 H1: 6.8%). Throughout the challenging conditions of the first half LD showed a resilient performance and Ronson grew share to 1.6% (2005 H1: 0.6%).

–	Africa

Gallaher’s African volumes increased 3.9% to 2.0bn cigarettes (2005 H1: 1.9bn) in the first half of the year. Increased volumes in Guinea and South Africa offset lower volumes due to the phasing of trade demand in Nigeria.

In Guinea, the Group grew its cigarette volume sales by 40.5% to 1.2bn (2005 H1: 0.9bn). The strong performance was attributable to Ronson which became the leading brand in Guinea.

In South Africa, Gallaher’s retail market share for the first half was around 1%. Mayfair has recentlybeen launched as a mid-priced brand and is performing in line with expectations. In addition, the South African operation is serving as a useful platform for exports into neighbouring markets.

In Nigeria, the phasing issues that have impacted the first half are expected to unwind by the end of the year.

–	Asia Pacific

Including the China licensed brand, the Group’s Asian cigarette volumes nearly doubled to 585m (2005 H1: 297m) due in the main to the launch of LD in Taiwan and the expansion of regional duty free, together with good organic growth in Japan and Singapore.

In Taiwan, LD was launched at the beginning of the year and is performing well. In Singapore, Gallaher achieved an estimated 1% market share largely driven by Memphis. The construction of the manufacturing facility in Singapore is progressing in line with plan and is due to be commissioned by the end of 2006.

In China, Gallaher continues to perform in line with expectations importing both Sobranie and LD and with the production of Memphis under license by Shanghai Tobacco Group.

Manufacturing

The Group increased overall cigarette manufacturing productivity (defined as output per worked hour) by 6.1% in the first half of the year. This reflected further benefits from the restructuring programme in the UK and Europe and a strong performance in the CIS, aided by investment.

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Gallaher’s ongoing focus to remain at the forefront of operational efficiency – including the effective utilisation of raw materials and the improvements in manufacturing productivity – resulted in a real term reduction of 4.8% in Group cigarette unit costs, in the face of inflationary raw materials cost pressure.

-	United Kingdom

Reflecting the restructuring undertaken since 2003 and improvements to working practices, the UK has increased cigarette productivity by 11.0%. This progress was accomplished despite lower production volume driven by the market declines for virginia product and the transfer of some UK manufacturing volume to Poland.

The improved productivity helped drive a 6.7% reduction in cigarette real term unit costs in the first half of 2006.

Further efficiencies have led to tobacco (pipe and HRT) productivity increasing by 12.1%. These efficiencies have been driven by: the benefit of a new primary processing line; increased demand for Amber Leaf; and, improvements as a result of the restructuring programme.

Advancements in productivity have helped drive significant reductions in conversion costs that have led to a decrease in tobacco real term unit costs of 8.5%.

UK cigar has maintained its high level of productivity, in spite of the overall reduction in the UK medium-cigar market and an increase in the number of brand pack variations manufactured for export markets.

Cigar real term unit costs reduced by 5.0% in the first half of the year.

-	Europe

Cigarette productivity in Austria increased by 8.6%, benefiting from the restructuring programme and improved efficiencies as a result of further investment (including two additional ultra high-speed lines that were installed in Linz and Hainburg during 2005). Further efficiencies will follow after additional mid-speed machinery investment is made later this year.

Productivity gains contributed to a reduction in real term cigarette unit costs of 6.7%. These cost reductions were achieved even though manufacturing volumes were lower in western Europe.

-	Commonwealth of Independent States

Improved working practices and investment in new technology helped deliver a 3.6% increase in CIS cigarette productivity. Investment in new slims and super-slims machines has been made to drive both improved performance and meet market demand.

Productivity improvements and a strong cost focus drove a reduction in real term CIS cigarette unit costs of 2.1%.

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-	Rest of World

Productivity in Poland declined by 5.0% due to a change in production product mix, with the transfer of more labour-intensive production volumes from the UK.

Despite the lower productivity, however, real term unit costs were reduced by 6.4%, due to the ongoing focus on operational costs.

Finance costs

Lower net finance costs of £48m (2005 H1: £51m) reflect: a higher net financing credit on retirement benefit schemes of £8m (2005 H1: £5m); a higher IAS 39 mark-to-market credit on interest rate derivatives of £4m (2005 H1: £3m); partly offset through higher borrowing costs of £60m (2005 H1: £59m). The average borrowing cost during 2006 H1 was 5.8% (2005 H1: 5.7%) – the increase brought about primarily through higher market interest rates on floating rate borrowings.

EBITA interest cover – combining both interest and operating components of IAS 19 pension costs into a net pension expense within EBITA, and excluding the IAS 39 mark-to-market credit – was 5.4 times (2005 H1: 5.4 times).

Taxation

The tax charge of £72m (2005 H1: £65m) represents an effective rate of 27.8% (2005 H1: 28.7%). In 2005, this rate was distorted through a low effective tax credit applicable to the higher exceptional charges. Removal of intangible amortisation charges and exceptional charges (net of tax) result in an adjusted effective tax rate of 27.2% (2005 H1: 26.8%).

Returns to shareholders

After minority interests of £2m (2005 H1: £2m), reported earnings attributable to equity shareholders were £185m (2005 H1: £158m), and – following a 0.1% increase in the weighted average number of shares in issue – basic earnings per share was 28.2p (2005 H1: 24.3p).

After removing intangible asset amortisation charges of £10m (2005 H1: £9m) and the exceptional charges (net of tax) of £3m (2005 H1: £23m), adjusted earnings per share increased by 3.3% to 30.1p (2005 H1: 29.2p).

Cash flow

Cash generated from operations before exceptional items was £246m (2005 H1: £424m). Operating profit, as adjusted for exceptional charges, depreciation and amortisation (“EBITDA”) increased to £350m (2005 H1: £342m). This favourable movement was offset by an increase in working capital of £94m, compared to a reduction of £87m during 2005 H1.

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In total, inventories increased by £64m, mainly reflecting: normal seasonal patterns in the CIS and the Republic of Ireland; business expansion; and, the timing of duty increases in the Czech Republic. This increase is partly offset through lower inventory levels in Germany, primarily related to the cessation of singles. Trade and other receivables decreased by £110m, largely resulting from the timing of the UK manufacturer price increase, coupled with reduced debt collection durations within the German market. Trade and other payables decreased by £140m, mainly reflecting the timing of the UK manufacturer price increase on duty creditors. This effect is partially mitigated through higher duty creditors in the Republic of Ireland and Germany (where earlier settlement terms apply in December).

After cash costs relating to the exceptional charges of £11m (2005 H1: £11m), taxation payments of £48m (2005 H1: £67m) and dividends received from joint ventures and associates of £11m (2005 H1: £12m), net cash from operating activities totalled £198m (2005 H1: £358m).

The reduction in taxation payments primarily reflects differing stage payments on assessments, and a one-off payment in 2005 following a tax audit, in Austria.

Net interest payments of £37m were £2m lower than 2005 H1.

Capital expenditure of £59m (2005 H1: £50m) primarily reflects the continuing investment in production machinery and merchandising equipment. The increased expenditure reflects the Group’s ongoing investment in onshore facilities in Turkey and Singapore. Disposal proceeds include £6m received from the sale of former factory and depot sites in Austria.

Net expenditure of £60m on the acquisition of subsidiaries reflects the purchase of CITA in January 2006, which together with borrowings of £18m at acquisition gives a total provisional consideration of £78m. The provisional fair value of CITA’s net assets at acquisition, excluding net debt, amounted to £81m, giving rise to provisional negative goodwill of £3m, which is credited to exceptional charges in 2006 H1.

Net debt at 30 June 2006 was £2,236m – an increase of £100m compared to the position at 31 December 2005. The increase was attributable to: a net cash outflow of £103m; favourable exchange rate movements reducing net debt by £17m on Gallaher’s euro and US dollar denominated financial liabilities; IAS 39 fair value adjustments of £4m; and, the inclusion of CITA’s borrowings of £18m.

The Group’s average net debt during the period was £2,116m (2005 H1: £2,091m).

In March 2006, the Group repaid a £100m European medium-term note using internal cash flow.

The Group continues to comply with all borrowing obligations, and financial covenants have been satisfied with a 12-month rolling EBITDA interest cover at 6.5 times and a net debt multiple of 2.9 times at 30 June 2006 (full year financial covenants are above 3.5 times and below 3.5 times respectively).

The weighted average maturity of committed debt at the half year was 3.3 years (2005 year-end: 3.7 years).

The Group’s debt ratings from Moody’s Investor Service Limited and Standard & Poor’s remain unchanged at Baa3 with stable outlook and BBB with stable outlook respectively.

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OUTLOOK

Gallaher’s expectations for the full year remain unchanged. The UK continues to drive cash flow for reinvestment across the Group. Europe tobacco’s EBITA target continues to be marginally ahead of last year. As expected, the relative performance of the Group’s distribution operations in the second half will be impacted by the strong comparator period in 2005. Gallaher’s excellent performance in the CIS in the first half reinforces the Group’s confidence in the full year CIS EBITA growth target, to be ahead of the rate achieved last year. Gallaher’s target for the Rest of World EBITA is unchanged in spite of the impact of significant issues in the first half. The Group’s current trading remains in line with expectations.

LEGAL AND REGULATORY ENVIRONMENT

The global tobacco market is subject to significant regulatory influence, including: the levying of substantial tax and duty charges; legislation related to minimum taxes and prices for cigarettes; restrictions on advertising, marketing and display; the introduction of minimum cigarette pack sizes; the display of larger health warnings (including pictorial health warnings) and statements of tar, nicotine and carbon monoxide smoke yields on product packaging; regulations on the smoke yields of cigarettes; the provision of tobacco ingredients information to regulators; the prohibition of certain descriptors such as ‘light’ and ‘mild’; the prohibition of smoking in many public places; and, raising the ages at which cigarettes may be purchased. This section provides an overview of tobacco-related regulatory changes in the Group’s principal markets.

The Group has a long history of managing its business successfully within a regulatory climate and has reduced its susceptibility to regulatory changes in any single country by expanding its international operations. However, it is possible that regulations could have an adverse effect on the Group’s sales and operating performance.

Regulation

At a global level, in February 2006, the conference of the parties to the World Health Organisation framework convention on tobacco control adopted a decision to develop protocols (legally binding instruments) for cross-border advertising and illicit trade, and guidelines (non-binding instruments) for smoke-free places and effective ways of regulating tobacco products.

Within the European Union (“EU”), the EU commission (“the commission”) is preparing a harmonised reporting format for the submission of tobacco products ingredient information. The commission has also requested the scientific committee on emerging and newly-identified health risks to prepare an opinion on the ‘health effects of smokeless tobacco products’ by November 2006. Separately, the commission is considering possible initiatives regarding ‘lower ignition propensity’ cigarettes.

In 2003, the commission adopted a decision that establishes the rules for the use of colour photographs or other illustrations to depict and explain the health consequences of smoking. It is for member states to decide whether or not to introduce such pictorial health warnings and on which product groups. Belgium requires pictorial health warnings to be printed on all cigarette packs manufactured after 30 November 2006. In the UK, the department of health (“DoH”) has issued a consultation paper proposing the introduction of pictorial warnings from October 2007.

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The EU is currently considering a proposal for a regulation concerning the registration, evaluation, authorisation and restriction of chemicals which may include some or all of the ingredients used in the manufacture of tobacco products.

In June 2006, following an opinion by an advocate general of the European Court of Justice (“ECJ”), the German government has commenced the implementation of the EU directive relating to the advertising and sponsorship of tobacco products. The commission is also investigating situations in countries where transposition of the directive has not been made correctly.

A number of European countries have recently established, or are considering, further legislation and/or voluntary agreements that restrict or prohibit smoking in public places and the workplace, which may also include bars and restaurants. These countries include Austria, Belgium, Denmark, Estonia, Finland, France, Germany, Italy, Latvia, Lithuania, Luxembourg, Malta, Norway, Poland, Portugal, Republic of Ireland, Spain, Sweden and the UK.

In Austria, amongst other matters already implemented, amendments to the Tobacco Act in 2004 will prohibit billboard and cinema advertising, and national sponsorships from January 2007. Also, by 2007, cigarettes may only be sold in vending machines which have youth protection technology installed.

In Germany, from 2007, vending machines – in which cigarettes are sold – must have youth protection technology installed.

In the Netherlands, a court ruled in December 2005 that Dutch legislation on the reporting of ingredients information is consistent with the underlying articles of the EU directive concerning the manufacture, presentation and sale of tobacco products. Gallaher (and other tobacco manufacturers) had commenced legal challenges against the legislation, believing that it did not adequately protect brand recipes. At the same time, the court accepted that ingredient information in individual brands can constitute a ‘trade secret’. As Gallaher considers that issues surrounding tobacco ingredient reporting in the Netherlands remain unresolved it (together with other manufacturers) has served a notice of appeal to December’s judgement.

In Poland, tobacco products manufactured for export must meet the EU smoke yield ceiling requirements from 1 January 2007.

In the Republic of Ireland, the Public Health (Tobacco) (Amendment) Act 2004 was signed into law in March 2004, purporting to give effect to two EU directives and an EU recommendation relating to tobacco. The Act includes provision for a comprehensive ban on tobacco advertising and sponsorship, and measures relating to the manufacture, presentation and sale of tobacco products. Gallaher, along with seven other plaintiffs, has pursued legal proceedings which challenge certain parts of both the repealed Public Health (Tobacco) Act 2002 and the Public Health (Tobacco) (Amendment) Act 2004. The case is likely to be heard in late 2006 or early 2007.

In Spain, legislation came into effect from January 2006 which prohibits: tobacco advertising, sponsorship and promotion, except at point-of-sale and in the trade press; and, sampling and free distribution of tobacco products. The sale of cigarette and cigarillo packs of less than 20 sticks is prohibited from April 2006. In addition, with the exception of vending and travel retail, sales of tobacco products are restricted to estancos (licensed retail outlets) only.

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In Sweden, amendments to the Tobacco Act in 2005 prohibited advertising and sponsorship from July 2005, and existing outdoor advertising and the sale of packs of less than 19 cigarettes from January 2006.

In the UK, the Health Act 2006 prohibits smoking in all enclosed public places and workplaces in England, with certain limited exceptions. The legislation also contains provisions for the Welsh assembly to establish legislation for smoking in public places in Wales. These restrictions are expected to come into force in the summer of 2007. The UK DoH has launched two consultations, one on the proposed public smoking regulations and one on changing the legal age of sale from 16 to 18 years and strengthening sanctions against retailers for under-age sale of tobacco.Separately, in Scotland, smoking in all public places and workplaces was prohibited, with certain limited exceptions, from March 2006. As detailed in the Group’s 2005 annual reports (including the form 20-F), in August 2003 the UK office of fair trading (“OFT”) notified Gallaher of an enquiry into vertical agreements between manufacturers and retailers in the UK cigarette, tobacco and tobacco-related markets. Gallaher is co-operating with the enquiry that remains at an information gathering stage. At this stage, it is not possible to assess whether or not the OFT will reach an adverse decision. Similarly, it is not possible, in the event that an adverse decision is reached, to assess the extent (if any) of any fines. As at 31 August 2006, no notice has been filed by the OFT indicating its intention to reach an adverse decision in relation to this matter. In any event, the Company intends to defend its position vigorously.

In Russia, further restrictions of tobacco advertising came into force from 1 July 2006, with an outdoor advertising ban from 1 January 2007. Also, several bills are being considered which would, if enacted, restrict smoking in public places, introduce lower tar and nicotine levels, and increase the size of health warnings. Separately, a technical regulation document is being developed which will combine all existing tobacco product and packaging regulations.

In Ukraine, legislation has been adopted which includes: the prohibition of smoking in workplaces and public places with certain exceptions from July 2006; new packaging and labelling from January 2007; and, new tar and nicotine smoke yield ceilings for cigarettes from January 2009. A draft law is also being considered which further restricts tobacco advertising and promotion.

In South Africa, the government plans to consider a Bill that would, if enacted: prohibit certain marketing practices and product descriptors; introduce pictorial health warnings; prohibit the sale of loose cigarettes; restrict the display of tobacco products at point-of-sale; prohibit smoking in certain public places; raise the minimum age for purchasing tobacco products to 18 years; and, require companies to disclose product and ingredient information.

Tobacco taxation

Within the EU, the commission is currently reviewing the directives governing the structure and rates of excise applied to all tobacco products in the EU. The commission is planning to report to the council and parliament with its recommendations during 2006.

In certain European markets, excise duty increases continue to have an impact on prices, sales and margins. Many new EU countries are required to implement significant duty increases in order to comply with the current minimum cigarette excise tax requirements and have been allowed transitional periods in which to comply.

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As at 31 August 2006, five EU member states (Austria, Belgium, France, Italy and the Republic of Ireland) have minimum retail price legislation in place. In April 2006, the commission announced that it was taking action against these states. In the cases of Belgium and France, in June 2006 the commission sent a ‘reasoned opinion’, the second stage in an infringement procedure.

The wide price differentials between high and low taxed countries have led to an increase in legitimate cross-border trade and an illicit market for genuine and counterfeit cigarettes, which is having a significant negative impact on sales in a number of countries. Gallaher is totally opposed to cigarette and tobacco smuggling and the Group continues to support and endorse regulatory authorities’ activities to stop smuggling of tobacco products. The Company has a policy of co-operating with regulatory authorities with whom it readily exchanges information to seek to combat illicit trade. In the UK, Gallaher has signed an updated memorandum of understanding (“MoU”) – an anti-smuggling co-operation agreement – with HM revenue and customs. The Group has also signed MoUs with Slovakia and the UN authorities in Kosovo. The Company is discussing similar agreements with customs authorities in other countries.

In the UK, legislation has been adopted relating to the tobacco supply chain, which will apply to all cigarettes and handrolling tobacco manufactured in the UK from autumn 2006. The government is also working with UK tobacco manufacturers to identify possible options for anti-counterfeiting technology.

In November 2005, the ECJ ruled that in Germany ‘singles’ (pre-made cylinders of tobacco sold with a paper shell and a stick to compact the tobacco) should be taxed as cigarettes. Singles continued to be taxed as fine cut tobacco until March 2006, and as cigarettes thereafter.

Outside of the EU, in Russia the mixed tobacco excise system based on maximum retail prices printed on pack has been confirmed and from January 2007, cigarette excise will rise by approximately 30% for filter cigarettes. In Kazakhstan, cigarette excise was increased by approximately 30% for filter and oval cigarettes from 1 January 2006.

Litigation

The only jurisdiction in which certain companies in the Group are currently defendants to actions where plaintiffs are seeking damages for ailments claimed to have resulted from tobacco use or exposure to tobacco smoke is the Republic of Ireland. As at 31 August 2006, 163 claims have been dismissed or abandoned since 1997. Currently, there are eight individual claims against Group subsidiaries. Statements of claim have been delivered making wide-ranging allegations against Group subsidiaries and other tobacco companies, and against the Republic of Ireland, the attorney general and the minister for health and children, who are also named as defendants in some of those cases. The majority of these claims are subject to a procedural challenge by Gallaher and, to date, no defence has been delivered in any of the eight cases.

Gallaher is not a party to smoking and health litigation anywhere else in the world and there has been no recovery of damages against any Group company in any action alleging that the Group’s tobacco products have resulted in human illness.

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On 4 March 2005, a Group company terminated the distribution contract of a Middle Eastern distributor and commenced proceedings on the same date in the English high court, seeking a declaration that the contract had been validly terminated for numerous material breaches. On this basis there was no compensation payable in respect of the termination. By its defence and counterclaim served on 1 July 2005, the distributor asserted that the termination was unlawful and claimed significant, but wholly un-particularised losses. In an amended claim received on 24 February 2006, the distributor set out some details of its alleged losses, of around $500m, which primarily relate to hypothetical future profits. In July 2006, the court ordered that the distributor must provide security of at least £550,000 for Gallaher's costs in defending the counterclaim. This figure is likely to be increased as the court process continues in order to reflect the on-going costs. The court's order is procedural and does not reflect its views about the merits of the parties' cases. Gallaher believes the counterclaim to be without substance, and will continue to contest it vigorously through the court process.

Liggett-Ducat continues to be involved in court processes relating to payments allegedly due for unpaid taxes, penalties and fines claimed by the Russian tax authorities. Based upon the facts and matters currently known, management considers that there are meritorious defences against these claims. They will be vigorously defended.

It is not possible to predict the outcome of pending litigation or the regulatory matters that are subject to investigation or court actions. Gallaher believes that there are meritorious defences to these actions and claims and that the pending actions will not have a material adverse effect upon the results of the operations, the cash flow or financial condition of the Group. These pending actions and any prospective ‘smoking and health’ claims will continue to be robustly contested. There can, however, be no assurance that favourable decisions will be achieved in the proceedings and actions involving the Group, that additional proceedings will not be commenced in the UK or elsewhere against Group companies, that those companies will not incur damages, or that, if incurred, such damages will not have a material impact on Gallaher’s operating performance or financial condition. Regardless of the outcome of the pending litigation, the costs of defending these actions and claims could be substantial and will not be fully recoverable from the plaintiffs, irrespective of whether or not they are successful.

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Gallaher Group Plc

Consolidated income statement

SIX MONTHS ENDED 30 JUNE 2006

	Six months ended 30 June 2006				Six months ended 30 June 2005		Year ended 31 Dec. 2005
	US$m(1)		£m		£m		£m

Sales	7,452		4,028		3,946		8,214
Duty	(5,025)		(2,716)		(2,698)		(5,611)
Other cost of goods sold	(1,432)		(774)		(740)		(1,510)
Cost of goods sold	(6,457)		(3,490)		(3,438)		(7,121)

Gross profit	995		538		508		1,093
Distribution, advertising and selling costs	(327)		(177)		(161)		(340)
Administrative expenses	(146)		(79)		(79)		(158)
Other income	23		13		1		4

Operating profit	545		295		269		599
Share of post-tax results of joint ventures and associates	22		12		7		17

Total profit from operations(2)	567		307		276		616
Interest and other finance income	80		43		40		77
Interest and other finance expense	(168)		(91)		(91)		(177)
Finance costs – net	(88)		(48)		(51)		(100)

Profit before taxation	479		259		225		516
Taxation	(133)		(72)		(65)		(144)

Profit for the period	346		187		160		372

Attributable to:
Equity shareholders	342		185		158		369
Minority interests	4		2		2		3

	346		187		160		372

Earnings per share for profit attributable to equity shareholders (see note 7):
– basic	52.2	c	28.2	p	24.3	p	56.5	p
– diluted	52.0	c	28.1	p	24.2	p	56.4	p

1.	US dollar equivalents are provided for reader convenience at the 30 June 2006 exchange rate of £1:US$1.850.

2.	Details of exceptional items are set out in note 3 to the interim statements. Excluding the impact of net exceptional items of £6m (six months ended 30 June 2005: £29m; year ended 31 December 2005: £35m) and amortisation of intangible assets of £10m (six months ended 30 June 2005: £9m; year ended 31 December 2005: £19m), total profit from operations is £323m (six months ended 30 June 2005: £314m; year ended 31 December 2005: £670m).

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Gallaher Group Plc

Consolidated balance sheet

AT 30 JUNE 2006

	30 June 2006		30 June 2005	31 Dec. 2005
	US$m(1)	£m	£m	£m

Assets
Non-current assets
Property, plant and equipment	1,171	633	583	622
Intangible assets	2,704	1,462	1,431	1,452
Investments in associates	213	115	111	116
Investments in joint ventures	24	13	7	9
Deferred tax assets	63	34	30	27
Retirement benefit assets	250	135	6	56
Trade and other receivables	13	7	4	4
Derivative financial instruments	—	—	39	36
Financial assets at fair value through profit and loss	13	7	8	7

	4,451	2,406	2,219	2,329
Current assets
Inventories	1,051	568	496	474
Trade and other receivables	1,358	734	744	812
Derivative financial instruments	19	10	17	32
Cash and cash equivalents	364	197	147	221

	2,792	1,509	1,404	1,539
Assets classified as held for sale	48	26	—	6

	2,840	1,535	1,404	1,545

Total assets	7,291	3,941	3,623	3,874

Liabilities

Non-current liabilities
Borrowings	3,117	1,685	2,122	1,594
Derivative financial instruments	19	10	—	—
Trade and other payables	31	17	5	6
Deferred tax liabilities	204	110	52	72
Retirement benefit liabilities	120	65	77	71
Provisions for liabilities and charges	65	35	31	29

	3,556	1,922	2,287	1,772
Current liabilities
Borrowings	1,433	775	205	816
Derivative financial instruments	46	25	54	43
Trade and other payables	1,682	909	1,046	1,032
Current income tax liabilities	153	82	74	61
Provisions for liabilities and charges	20	11	8	14

	3,334	1,802	1,387	1,966

Total liabilities	6,890	3,724	3,674	3,738

Net assets / (liabilities)	401	217	(51)	136

1.	US dollar equivalents are provided for reader convenience at the 30 June 2006 exchange rate of £1:US$1.850.

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Gallaher Group Plc

Consolidated balance sheet – continued

AT 30 JUNE 2006

	30 June 2006		30 June 2005	31 Dec. 2005
	US$m(1)	£m	£m	£m

Equity
Share capital	120	65	66	65
Share premium account	250	134	131	134
Capital redemption reserve	15	8	8	8
Merger reserve	270	146	146	146
Other reserve	(1,686)	(911)	(911)	(911)
Currency translation reserve	(11)	(6)	(14)	(5)
Retained earnings	1,389	752	491	667

Equity attributable to shareholders	347	188	(83)	104
Minority interests	54	29	32	32

Total equity	401	217	(51)	136

Consolidated statement of recognised income and expense

SIX MONTHS ENDED 30 JUNE 2006

	Six months ended 30 June 2006		Six months ended 30 June 2005	Year ended 31 Dec. 2005
	US$m(1)	£m	£m	£m

Actuarial gain / (loss) recognised on retirement benefits	126	68	(14)	30
Deferred tax relating to actuarial gain / (loss) on retirement benefits	(35)	(19)	4	(9)
Currency translation differences	(2)	(1)	(1)	8

Net income / (expense) recognised directly in equity	89	48	(11)	29
Profit for the period	346	187	160	372

Total recognised income for the period	435	235	149	401

Attributable to:
- equity shareholders	431	233	147	398
- minority interests	4	2	2	3

	435	235	149	401

1.	US dollar equivalents are provided for reader convenience at the 30 June 2006 exchange rate of £1:US$1.850.

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Gallaher Group Plc

Consolidated cash flow statement

SIX MONTHS ENDED 30 JUNE 2006

	Six months ended 30 June 2006		Six months ended 30 June 2005	Year ended 31 Dec. 2005
	US$m(1)	£m	£m	£m

Cash flows from operating activities
Cash generated from operations	435	235	413	700
Dividends received from associates and joint ventures	20	11	12	15
Income tax paid	(89)	(48)	(67)	(143)

Net cash from operating activities	366	198	358	572

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(111)	(60)	—	—
Purchases of property, plant and equipment	(109)	(59)	(50)	(103)
Proceeds from sale of property, plant and equipment	22	12	4	21
Purchases of intangible assets	(2)	(1)	(72)	(75)
Decrease in investments in associates and joint ventures	—	—	2	2

Net cash from investing activities	(200)	(108)	(116)	(155)

Cash flows from financing activities
Interest paid	(133)	(72)	(52)	(163)
Interest received	65	35	13	44
Proceeds from issuance of ordinary shares	—	—	1	3
Purchase of ordinary shares	(2)	(1)	(1)	(1)
Proceeds from borrowings	324	175	10	75
Repayment of borrowings	(187)	(101)	(677)	(701)
Capital repayment to minority shareholders	(4)	(2)	—	—
Dividends paid to minority interests	(6)	(3)	—	—
Dividends paid to the Company’s shareholders	(278)	(150)	(141)	(210)

Net cash from financing activities	(221)	(119)	(847)	(953)

Net decrease in cash and cash equivalents	(55)	(29)	(605)	(536)
Cash and cash equivalents at beginning of the period	405	219	756	756
Exchange gains / (losses) on cash and cash equivalents	11	6	(4)	(1)

Cash and cash equivalents at the end of the period	361	196	147	219

1.	US dollar equivalents are provided for reader convenience at the 30 June 2006 exchange rate of £1:US$1.850.

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Gallaher Group Plc

Notes to the interim statements

1.	Accounting policies and basis of preparation

The financial information comprises the unaudited results for the six months ended 30 June 2006 and 30 June 2005, together with the audited results for the 12 months ended 31 December 2005.

The financial information has been prepared in accordance with the Listing Rules of the Financial Services Authority. In preparing this information the directors have used the principal accounting policies as set out in the Group’s annual financial statements for the year ended 31 December 2005 on pages 47 to 51.

The Group has chosen not to early adopt IAS 34, ‘Interim Financial Statements’, in preparing its 2006 interim statements.

The figures shown for the year ended 31 December 2005 are an abridged version of the Group’s published financial statements for that year and do not constitute statutory accounts within the meaning of section 240 of the Companies Act, which have been filed with the registrar of companies. The auditors have reported on those financial statements and their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

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2.	Segment information

Primary reporting format – geographic segments: The Group is organised into four distinct, independently managed, geographic segments: United Kingdom (“UK”), Europe, Commonwealth of Independent States (“CIS”) and Rest of World (principally comprising: Africa; Asia Pacific; the Baltics; the Middle East; Poland; and, Scandinavia).

	Six months ended 30 June 2006		Six months ended 30 June 2005	Year ended 31 Dec. 2005
	US$m(1)	£m	£m	£m

Sales
UK	3,245	1,754	1,758	3,658
Europe	3,500	1,892	1,853	3,794
CIS	463	250	211	476
Rest of World	244	132	124	286

	7,452	4,028	3,946	8,214

Duty
UK	2,725	1,473	1,485	3,086
Europe	2,045	1,105	1,096	2,247
CIS	122	66	54	120
Rest of World	133	72	63	158

	5,025	2,716	2,698	5,611

Total profit from operations
UK
– before amortisation of intangible assets and exceptional items	279	151	149	310
– amortisation of intangible assets	(4)	(2)	(2)	(4)
– exceptional items	(8)	(4)	(15)	(22)

	267	145	132	284
Europe
– before amortisation of intangible assets and exceptional items	244	132	127	259
– amortisation of intangible assets	(14)	(8)	(7)	(15)
– exceptional items	3	2	(14)	(10)

	233	126	106	234
CIS
– before amortisation of intangible assets	65	35	23	67
– amortisation of intangible assets	—	—	—	—

	65	35	23	67
Rest of World
– before amortisation of intangible assets and exceptional items	9	5	15	34
– amortisation of intangible assets	—	—	—	—
– exceptional items	(7)	(4)	—	(3)

	2	1	15	31
Total
– before amortisation of intangible assets and exceptional items	597	323	314	670
– amortisation of intangible assets	(18)	(10)	(9)	(19)
– exceptional items	(12)	(6)	(29)	(35)

	567	307	276	616

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2.	Segment information (continued)

Share of post-tax results of associates and joint ventures is £12m (six months to 30 June 2005: £7m; year ended 31 December 2005: £17m) within the Europe segment. Operating profit of £295m (six months to 30 June 2005: £269m; year ended 31 December 2005: £599m) comprises total profit from operations less the share of post-tax results of associates and joint ventures.

Secondary reporting format – business segments: The Group’s operations comprise two main business segments: the manufacture, marketing and selling of tobacco products (“tobacco”)’; and, the distribution of tobacco and non-tobacco products (“distribution”). The distribution operations are all within the Europe business segment.

	Six months ended 30 June 2006		Six months ended 30 June 2005	Year ended 31 Dec. 2005
	US$m(1)	£m	£m	£m

Sales
Tobacco	5,706	3,084	2,996	6,254
Distribution	1,746	944	950	1,960

	7,452	4,028	3,946	8,214

Duty
Tobacco	4,224	2,283	2,287	4,750
Distribution	801	433	411	861

	5,025	2,716	2,698	5,611

Total profit from operations
Tobacco
– before amortisation of intangible assets and exceptional items	538	291	284	605
– amortisation of intangible assets	(14)	(8)	(5)	(12)
– exceptional items	(12)	(6)	(28)	(25)

	512	277	251	568
Distribution
– before amortisation of intangible assets and exceptional items	59	32	30	65
– amortisation of intangible assets	(4)	(2)	(4)	(7)
– exceptional items	—	—	(1)	(10)

	55	30	25	48
Total
– before amortisation of intangible assets and exceptional items	597	323	314	670
– amortisation of intangible assets	(18)	(10)	(9)	(19)
– exceptional items	(12)	(6)	(29)	(35)

	567	307	276	616

1. US dollar equivalents are provided for reader convenience at the 30 June 2006 exchange rate of £1:US$1.850.

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3.	Exceptional items

Since 2003, Gallaher has been restructuring several elements of its European operations, distribution and administration functions. In addition, the former Dublin factory site was sold and restructuring was announced within Gallaher’s German vending subsidiary. In total, exceptional charges amounting to £91m were included in the results for the three years ended 31 December 2003, 31 December 2004 and 31 December 2005.

In May 2006, Gallaher announced that following the acquisition of Tabacos de Canarias SL and its group and related companies (“CITA”), there would be some additional exceptional charges as the business is integrated into the existing Gallaher operations.

Additional net exceptional charges of £6m have been recorded in the income statement for the six months ended 30 June 2006. These changes reflect restructuring costs associated with the announced programmes, net of gains on disposals of former factory and depot sites in Austria and the provisional negative goodwill arising on the acquisition of CITA. These net charges comprise: £6m charged in cost of goods sold, £5m charged in distribution, advertising and selling costs; £1m charged in administrative expenses; and £6m credited in other income.

The charge for the six months ended 30 June 2005 amounted to £29m and the charge for the year ended 31 December 2005 amounted to £35m. The tax credit associated with the 2006 net exceptional charge is £3m (six months to 30 June 2005: £6m; year ended 31 December 2005: £8m). The restructuring charges mainly relate to redundancy costs and the write-down of operational plant and machinery, offset partly through the gains on disposal of land and buildings.

The restructuring gave rise to a net cash outflow in the six months to 30 June 2006 of £5m (six months to 30 June 2005: £11m; year ended 31 December 2005: £18m).

4.	Finance costs – net

	Six months ended 30 June 2006		Six months ended 30 June 2005	Year ended 31 Dec. 2005
	US$m(1)	£m	£m	£m

Interest expense:
– bank borrowings	19	10	7	13
– eurobonds and medium-term notes	100	54	58	114
– premium on forward foreign exchange contracts	5	3	1	1
– other	—	—	1	1
	124	67	67	129
Interest and other financial income:
– bank deposits	(7)	(4)	(5)	(9)
– interest rate swaps	(2)	(1)	(2)	(3)
– other	(4)	(2)	(1)	(2)
	(13)	(7)	(8)	(14)
Fair value gains on derivative financial instruments not designated as hedges	(8)	(4)	(3)	(6)
Net retirement benefits financing income:
– expected return on pension plan assets	(59)	(32)	(29)	(57)
– interest on retirement benefit liabilities	44	24	24	48
	(15)	(8)	(5)	(9)

	88	48	51	100

Comprising:
– interest and other finance income	(80)	(43)	(40)	(77)
– interest and other finance expense	168	91	91	177

1. US dollar equivalents are provided for reader convenience at the 30 June 2006 exchange rate of £1:US$1.850.

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5.	Taxation

The tax charge for the six month periods have been calculated using a forecast of the effective tax rate for the full year, adjusted for the effect of significant events arising in each six-month period.

The tax charge comprises:
	Six months ended 30 June 2006		Six months ended 30 June 2005	Year ended 31 Dec. 2005
	US$m(1)	£m	£m	£m

UK tax	(68)	(37)	(38)	(69)
Overseas tax	(65)	(35)	(27)	(75)

Total taxation	(133)	(72)	(65)	(144)

1. US dollar equivalents are provided for reader convenience at the 30 June 2006 exchange rate of £1:US$1.850.

6.	Dividends

Dividends paid to the Group’s shareholders in the six months to 30 June 2006 amounted to £150m. The directors have declared an interim dividend out of the profit for the six months to 30 June 2006 at the rate of 11.2p per share. This dividend amounts to £73m. The comparative dividend for the six months to 30 June 2005 was 10.6p per share. The final dividend for 2005 amounted to 22.9p, giving a total dividend payable of 33.5p for the year ended 31 December 2005.

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7.	Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to equity shareholders by the weighted average number of ordinary shares outstanding during the year, excluding shares held in the employee benefit trust.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. The Group’s potentially dilutive ordinary shares are those options granted to employees where the exercise price is less than the average market price of the Company’s ordinary shares during the period.

A reconciliation of the earnings and weighted average number of shares used in the calculations is set out below:

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 Dec. 2005

Earnings (£m):
Basic and diluted	185	158	369

Weighted average number of shares (m):
Ordinary shares in issue	656.0	655.2	655.3
Shares held by employee share trusts	(1.9)	(2.0)	(2.0)

Shares used in the calculation of basic earnings per share	654.1	653.2	653.3
Potentially dilutive share options	1.2	1.5	1.6

Shares used in the calculation of diluted earnings per share	655.3	654.7	654.9

The earnings have been impacted by exceptional items and amortisation of intangible assets. To illustrate the impact of these items, the adjusted earnings per share is shown below:

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 Dec. 2005

Earnings per share (pence):
Basic earnings per share	28.2	24.3	56.5
Adjustment for exceptional items (net of tax and minority interests)	0.4	3.5	3.7
Adjustment for amortisation of intangible assets	1.5	1.4	2.9

Adjusted earnings per share	30.1	29.2	63.1

Adjusted earnings per share are based on:

Earnings (£m):
Profit for the period attributable to equity shareholders	185	158	369
Exceptional items (before tax)	6	29	35
Tax on exceptional items	(3)	(6)	(8)
Minority share of exceptional items	—	—	(2)
Amortisation of intangible assets	10	9	19

Adjusted earnings	198	190	413

Weighted average number of shares (m)	654.1	653.2	653.3

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8.	Cash generated from operations
	Six months ended 30 June 2006		Six months ended 30 June 2005	Year ended 31 Dec. 2005
	US$m(1)	£m	£m	£m

Profit for the period	346	187	160	372
Adjustments for:
– taxation (note 5)	133	72	65	144
– finance costs – net (note 4)	88	48	51	100
– share of post-tax results of joint ventures and associates	(22)	(12)	(7)	(17)
– exceptional items (note 3)	12	6	29	35
– depreciation (excluding exceptional items)	75	41	38	79
-amortisation of government grants	—	—	—	(1)
– amortisation of intangible assets included in subsidiaries	15	8	6	15
– (profit) / loss on sale of property, plant and equipment (excluding exceptional items)	(2)	(1)	1	1
– charge in respect of employee share schemes	4	2	2	5
Changes in working capital (excluding the effects of acquisitions, exceptional items and exchange):
– inventories	(118)	(64)	(26)	5
– trade and other receivables	204	110	45	(10)
– trade and other payables	(259)	(140)	68	21
Provisions for liabilities and charges	(6)	(3)	—	—
Retirement benefits assets and liabilities	(15)	(8)	(8)	(16)

Cash generated from operations before exceptional items	455	246	424	733
Cash outflow from exceptional items	(20)	(11)	(11)	(33)

Cash generated from operations	435	235	413	700

9.	Proceeds from the sale of property, plant and equipment

	Six months ended 30 June 2006		Six months ended 30 June 2005	Year ended 31 Dec. 2005
	US$m(1)	£m	£m	£m

Exceptional item – proceeds from the sale of properties	11	6	—	15
All other proceeds	11	6	4	6

Proceeds from the sale of property, plant and equipment	22	12	4	21

1. US dollar equivalents are provided for reader convenience at the 30 June 2006 exchange rate of £1:US$1.850.

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10.	Reconciliation of movements in net debt

Net debt comprises current and non-current borrowings, derivative financial instrument assets and liabilities, and cash and cash equivalents, excluding all accrued interest.

	Six months ended 30 June 2006		Six months ended 30 June 2005	Year ended 31 Dec. 2005
	US$m(1)	£m	£m	£m

Decrease in cash and cash equivalents	(55)	(29)	(605)	(536)
(Increase)/decrease in borrowings	(137)	(74)	667	626

Change in net debt resulting from cash flows	(192)	(103)	62	90
Exchange differences	32	17	46	4
Acquisitions (excluding cash and cash equivalents)	(33)	(18)	—	—
Other non-cash movements including revaluation of derivative financial instruments	7	4	3	4

(Increase)/decrease in net debt in the period	(186)	(100)	111	98
Opening net debt	(3,951)	(2,136)	(2,234)	(2,234)

Closing net debt	(4,137)	(2,236)	(2,123)	(2,136)

Net debt in the cash flow statement is reconciled to the balance sheet as follows:

Non-current assets:
– derivative financial instruments	—	—	39	36
Current assets:
– derivative financial instruments	19	10	17	32
– cash and cash equivalents	364	197	147	221
Non-current liabilities:
– borrowings	(3,117)	(1,685)	(2,122)	(1,594)
– derivative financial instruments	(19)	(10)	—	—
Current liabilities:
– borrowings	(1,433)	(775)	(205)	816)
– derivative financial instruments	(46)	(25)	(54)	(43)

Net debt including accrued interest	(4,232)	(2,288)	(2,178)	(2,164)
Less: accrued interest included within the above headings	95	52	55	28

Net debt in the cash flow	(4,137)	(2,236)	(2,123)	(2,136)

Cash and cash equivalents in the cash flow statement is reconciled to the balance sheet as follows:

Cash and cash equivalents per balance sheet	364	197	147	221
Less: accrued interest	(3)	(1)	—	(2)

Cash and cash equivalents in the cash flow statement	361	196	147	219

1. US dollar equivalents are provided for reader convenience at the 30 June 2006 exchange rate of £1:US$1.850.

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11.	Business combinations

On 2 January 2006, Gallaher Group Plc acquired 100% of Cita Tabacos de Canarias SL and its group companies (“CITA”). As part of the transaction, Gallaher also acquired 100% of both Tabacos Canary Islands SA (“TACISA”) and Tabacos La Nubia SL (“La Nubia”).

CITA’s principal interests comprise the manufacture, distribution and sale of cigarettes and cigars in the Canary Islands, Spanish Peninsula and Portugal. TACISA is a cigarette manufacturing operation based in the Canary Islands, principally conducting contract manufacture for third-parties. La Nubia is a small cigar manufacturer based in the Canary Islands.

Provisional net expenditure for the transaction amounted to £60m. At acquisition, CITA’s borrowings amounted to £18m, giving a total provisional consideration of £78m. The provisional fair value of CITA’s net assets at acquisition, excluding net debt, amounted to £81m, giving rise to provisional negative goodwill of £3m, which has been credited to the consolidated income statement as an exceptional item within ‘other income’.

12.	Consolidated statement of changes in equity attributable to shareholders

	Six months ended 30 June 2006		Six months ended 30 June 2005	Year ended 31 Dec. 2005
	US$m(1)	£m	£m	£m

Opening equity attributable to shareholders	192	104	(91)	(91)

Net income / (expense) recognised directly in equity attributable to equity shareholders	89	48	(11)	29
Profit for the period attributable to equity shareholders	342	185	158	369

Total recognised income for the period	431	233	147	398
Employee share option schemes:
– value of employee services	4	2	2	5
– issue of ordinary shares	—	—	3	5
Increase in own shares held by employee benefit trust	(2)	(1)	(3)	(3)
Dividends paid to equity shareholders	(278)	(150)	(141)	(210)

Closing equity attributable to shareholders	347	188	(83)	104

1. US dollar equivalents are provided for reader convenience at the 30 June 2006 exchange rate of £1:US$1.850.

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Gallaher Group Plc

Independent review report to Gallaher Group Plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2006 which comprises the consolidated interim balance sheet as at 30 June 2006 and the related consolidated interim statements of income, cash flows and consolidated interim statement of recognised income and expense for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis of preparation set out in note 1.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

PricewaterhouseCoopers LLP
Chartered accountants
London
5 September 2006

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Gallaher Group Plc

Differences between IFRS and US generally accepted accounting principles (unaudited)

SIX MONTHS ENDED 30 JUNE 2006

The Group prepares its financial statements in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”) which differ from those generally accepted in the United States of America (“US GAAP”). The following statements summarise the adjustments reconciling profit for the period attributable to equity shareholders and equity shareholders’ funds under IFRS to the amounts reported had US GAAP been applied in respect of the period ended 30 June 2006.

		2006	2006
	Notes	$m(1)	£m

Profit for the period ended 30 June 2006
Profit for the period ended 30 June 2006 attributable to equity shareholders as reported in the consolidated income statement under IFRS		342	185
US GAAP adjustments:
– pension costs	(a)	(35)	(19)
– financial instruments	(b)	(37)	(20)
– amortisation of other intangible assets	(c)	(24)	(13)
– restructuring costs	(d)	5	3
– negative goodwill on acquisition	(e)	(5)	(3)
– deferred taxation	(f)	41	22

Net income under US GAAP		287	155

Equity shareholders’ funds
Equity attributable to equity shareholders as reported in the consolidated balance sheet under IFRS		347	188
US GAAP adjustments:
– pension costs	(a)	268	145
– capitalised interest	(g)	7	4
– financial instruments	(b)	(2)	(1)
– intangible assets	(c)	65	35
– restructuring costs	(d)	15	8
– negative goodwill on acquisition	(e)	(5)	(3)
– deferred taxation	(f)	28	15

Equity shareholders’ funds under US GAAP		723	391

1.	US dollar equivalents are provided for reader convenience at the 30 June 2006 exchange rate of £1:US$1.850.

Notes:

(a)	Pension costs

Under IFRS, pension and other post-retirement benefits costs and net liabilities are determined in accordance with the International Accounting Standard IAS 19 ‘Employee Benefits’ (“IAS 19”), whereas under US GAAP these costs and liabilities are determined primarily in accordance with the requirements of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“FAS”) No. 87 ‘Employers’ Accounting for Pensions’, FAS No. 88 ‘Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits’, and FAS No. 106 ‘Employers’ Accounting for Post Retirement Benefits Other Than Pensions’.

Actuarial gains and losses are recognised under IAS 19 (amended), in full in the period in which they occur. They are recognised outside of the income statement in retained earnings and presented in the statement of recognised income and expense in equity.

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Under US GAAP, the Group applies the ‘corridor approach’ whereby variations from expected costs are recognised in the income statement and balance sheet over the expected service lives of the employees.

Under IFRS, pension scheme assets in the balance sheet are recognised at their market value at the balance sheet date, whereas under US GAAP, the valuation is based on a market-related value.

Under IAS 19, the expected costs of providing retirement benefits are charged to the income statement over the period benefiting from the employee’s service based upon actuarial methodologies that are similar to those applied under US GAAP.

Under IFRS, the valuation of the plan assets and the underlying assumptions are updated at the half year in accordance with IAS 19. US GAAP does not require half year valuations and therefore there may be some timing differences used in the assumptions under both methods.

(b)	Financial instruments

Under IFRS, the carrying value of non-derivative financial liabilities has been adjusted for changes in their fair value, with the change recognised in earnings, where subject to effective fair value hedges. Changes in the fair value of foreign exchange derivatives are recognised immediately in earnings except where they are an effective hedge of a net investment in foreign operations in which case the changes are taken direct to equity.

Under US GAAP FAS No. 133 ‘Accounting for Derivative Instruments and Hedging Activities’ (“FAS No. 133”), the requirements for determining whether a fair value or net investment hedge is effective differ from the rules provided by relevant standards under IFRS and the Group has decided not to satisfy the FAS No. 133 requirements to hedge account for any derivative financial instrument and accordingly, changes in the fair values of these instruments have been recognised in earnings. In addition to this, no changes in the fair values of non-derivative financial liabilities have been recognised under US GAAP.

(c)	Intangible assets

Under UK generally accepted accounting principles (“UK GAAP”), prior to transition to IFRS, intangible assets acquired in business combinations, such as brands, were regarded as indistinguishable from goodwill and were subsumed within the goodwill balance. On transition to IFRS, such UK GAAP amounts remain within goodwill.

US GAAP requires that the cost of investment is allocated to the acquired entity’s assets and liabilities based on fair values to the acquirer at the date of acquisition. FAS No. 141 ‘Business Combinations’ provides specific criteria for the initial recognition and measurement of intangible assets separately from goodwill.

On transition to IFRS, goodwill is no longer amortised and its transition value is, as under US GAAP, tested annually for impairment and whenever events or circumstances occur that would more likely than not reduce the recoverable amount of the cash-generating unit to which goodwill is allocated to below its carrying value.

Under US GAAP, an impairment loss is indicated only when the carrying value of a long lived asset is not recoverable from its discounted cash flows.

(d)	Restructuring costs

Under IFRS, a provision for restructuring costs is recognised when an entity meets a number of specific criteria indicating: a present obligation existing as a result of a past event; it being probable that an outflow of resources will be required to settle the obligation; and, that a reliable estimate can be made of the amount of the obligation, in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’.

Under US GAAP, FAS No. 146, ‘Accounting for Costs Associated with Exit or Disposal Activities’, requires the company to recognise certain costs associated with restructuring activities when they are incurred, or in the case of redundancies, rateably over any future service period required in order to receive termination benefits for the employees rather than at the date of commitment to a restructuring plan.

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(e)	Negative goodwill on acquisition

Where the net fair value of the assets acquired and liabilities assumed exceeds the purchase price, under IFRS the measurement of the purchase consideration and all identifiable assets and liabilities should be reassessed. If negative goodwill remains after this reassessment of cost and fair values, the balance is credited to the income statement in the year of acquisition.

Under US GAAP FAS No. 141, negative goodwill should proportionally reduce the fair values assigned, on a pro-rata basis, to all non-current assets acquired, except for: (1) financial assets other than investments accounted for by the equity method; (2) assets to be disposed of by sale; (3) deferred taxes; and, (4) pre-paid assets relating to pension and other post-retirement benefit plans. As such, the Group has allocated £3m of negative goodwill arising on the acquisition of CITA on a pro-rata basis across its eligible assets.

(f)	Deferred taxation

Deferred tax is provided on the US GAAP adjustments and on items for which there can be a timing difference in recognition under US GAAP from IFRS.

(g)	Capitalised interest

Under IFRS, the Group has chosen not to capitalise interest incurred as part of the cost of constructing fixed assets. Under US GAAP, the interest incurred is required to be capitalised and amortised over the useful economic lives of the qualifying assets in accordance with FAS No. 34, ‘Capitalisation of Interest Costs’.

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Gallaher Group Plc

Cautionary statement

This announcement includes ‘forward-looking statements’ within the meaning of the US securities laws. All statements other than statements of historical fact included in this announcement, including, without limitation, statements regarding Gallaher's future financial position, strategy, market trends, impact of market trends and price increases, anticipated investments, projected sales, costs and results (including growth prospects in particular regions), plans, projects to enhance efficiency, impact of governmental regulations or actions, litigation outcomes and timetables, objectives of management for future operations and effects of restructuring activities, may be deemed to be forward-looking statements. Although Gallaher believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors could cause actual results to differ materially from Gallaher's expectations including, without limitation, changes in general economic, political or commercial conditions, foreign exchange rate fluctuation, interest rate fluctuations (including those from any potential credit rating decline), competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in integrating acquisitions and joint ventures, production or distribution disruptions, difficulty in managing growth, declining demand for tobacco products, increasing dependence on sales in the CIS and other emerging markets, changes in the supply of tobacco and non-payment of receivables by our distributors as well as other uncertainties detailed from time-to-time in Gallaher's public filings and announcements. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time-to-time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Definitions

The terms ‘Gallaher’, ‘Group’ and ‘Company’ refer to Gallaher Group Plc and its subsidiaries. The term ‘Liggett-Ducat’ refers to the Liggett-Ducat group of companies. The term ‘ATG’ refers to Tobaccoland Automatengesellschaft mbH & Co KG. The term ‘Lekkerland’ refers to Lekkerland AG & Co KG. The term ‘TOBA’ refers to Tobaccoland Austria (Tobaccoland Handels GmbH). The term ‘Reynolds-Gallaher International’ refers to the joint venture company, R.J. Reynolds-Gallaher International SARL. The term ‘CITA’ refers to Cita Tabacos de Canarias SL, its group and related companies. The term ‘Shanghai Tobacco Group’ refers to the Shanghai Tobacco (Group) Corp.

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FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Jacky Stockman
	Name:	Jacky Stockman
Date: September 6, 2006	Title:	Programme Manager, Investor Relations